UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number: 001-12823

                           Lasalle Re Holdings Limited
                           ---------------------------
             (Exact name of registrant as specified in its charter)


  c/o Michael Morrison, John Wardrop, Joint Provisional Liquidators, Lasalle Re
  -----------------------------------------------------------------------------
  Holdings Limited, Crown House, 4 Par-La-Ville Road, Hamilton Hm 08, Bermuda,
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                                 (441) 295-5063
                                 --------------
  (Address, including zip code, and telephone number, including area code, of registrants principal executive offices)


             Series A Preferred Stock, par value of $1.00 per share
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
 (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)      [X]          Rule 12h-3(b)(1)(i)       [_]
         Rule 12g-4(a)(1)(ii)     [_]          Rule 12h-3(b)(1)(ii)      [_]
         Rule 12g-4(a)(2)(i)      [_]          Rule 12h-3(b)(2)(i)       [_]
         Rule 12g-4(a)(2)(ii)     [_]          Rule 12h-3(b)(2)(ii)      [_]
                                               Rule 15d-6                [X]

Approximate number of holders of record as of the certification or notice date:
Sixty (60) holders of record.
-----------------------------

         Pursuant to the requirements of the Securities Exchange Act of 1934, LaSalle Re Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:     March 10, 2005                   By: /s/  Michael Morrison
         ----------------                  -----------------------------------
                                           Name: Michael Morrison
                                           Title: Joint Provisional Liquidator

                                           By: /s/  John Wardrop
                                           -----------------------------------
                                           Name: John Wardrop
                                           Title: Joint Provisional Liquidator